EXHIBIT 99.2

Corporate Governance Statement

for the year ended 31 December 2023

We are committed to achieving governance best practice across the Group in all that we do, which we believe is fundamental to the long-term performance and sustainability of the Group and the delivery of our strategic objectives.

NOVONIX Limited (the ”Company”) and its associated entities (the ”Group”) believe corporate governance is central to its business objectives and a critical element contributing to the preservation of shareholder value.

The Board of Directors of the Company (the “Board”) has adopted a suite of charters and key corporate governance documents which define the policies and procedures followed by the Group. The Board regularly reviews the Group's governance documents and practices to ensure that they remain appropriate in light of changes in corporate governance expectations and developments.

The Group’s Corporate Governance Statement references the ASX Corporate Governance Council Corporate Governance Principles and Recommendations (4th Edition) (the “Principles”).

The Principles are outlined on the following pages, with the corresponding section of this Corporate Governance Statement addressing the Group’s practices.

This statement provides an outline of the main corporate governance policies and practices the Group had in place during the year ended 31 December 2023 and how the Group’s framework aligns with the Principles (unless otherwise noted).

This statement has been approved by the Board of Directors of the Group and the information contained herein is correct as of 28 February 2024.

You can find further information on the structure of our business, our board and management team along with our policies and practices on our website.

Website Links:

Company information

https://www.novonixgroup.com/about-us/

Corporate governance

www.novonixgroup.com/governance

Recommendations	Compliance with recommendations

Principle 1 – Lay solid foundations for management and oversight

1.1	Role of Board and management

The Board has established a clear distinction between the functions and responsibilities reserved for the Board and those delegated to management, through its Delegation of Authority and as set out in the Group’s Corporate Governance Charter (“Charter”). The Charter also provides an overview of the roles of the Chairman, Directors and our Key Management Personnel as identified in the Annual Report for the year ended 31 December 2023 (the ‘Senior Executives’).

A copy of the Charter is available in the Governance section of the Company’s website.

1.2	Information regarding election or re-election of Director candidates

The Group carefully considers the character, experience, education and skill set as well as interests and associations of potential candidates for appointment to the Board. Before appointing a person as a Director, the Board , with assistance where appropriate or necessary from the Nominating and Corporate Governance Committee, undertakes checks as to that person's character, experience and background in accordance with the Charter, to verify the suitability of the candidate.

Comprehensive biographical information is provided to shareholders in the notice of meetings of shareholders to enable them to make an informed decision on whether to elect or re-elect a Director.

The Group has appropriate procedures in place to ensure material information relevant to a decision to elect or re-elect a Director is disclosed in the Notice of Meeting provided to shareholders.

Recommendations	Compliance with recommendations

Principle 1 – Lay solid foundations for management and oversight (continued)

1.3	Written contracts of appointment

All directors and Senior Executives have a written agreement which formalises the terms of their appointment. Each Director commits to a letter of appointment which specifies the term of their appointment, expectations and duties relating to the position, remuneration, disclosure and confidentiality obligations, insurance and indemnity entitlements, details of the Company’s corporate governance policies, and reporting lines.

Each Senior Executive enters into an employment contract which sets out the material terms of employment, including a description of position and duties, reporting lines, remuneration arrangements and termination rights and entitlements. Contract details of Senior Executives are set out in the Annual Report for the year ended 31 December 2023 (the “Annual Report”).

1.4	Company Secretary

The Group has a Board-appointed company secretary. You can view the company secretary’s biographical details and qualifications in the Annual Report.

The company secretary has overall responsibility for the Group secretarial function and is directly accountable to the Board, through the chairman, on all matters to do with the proper functioning of the Board. This includes advising the Board and its committees on governance matters, coordinating Board business and providing a point of reference for dealings between the Board and management.

All Directors have access to the advice and services of the company secretary.

1.5	Diversity and inclusion

The Group has a Diversity Policy that includes a requirement for the Board to set and annually review measurable objectives for achieving diversity, and for the Nominating and Corporate Governance Committee to annually assess the Group's progress in achieving them. The Group's objectives for the year ended 31 December 2023, and the progress in achieving them, are outlined in table 2 below. The Group’s Diversity Policy is disclosed on the Group’s website and sets out its objectives and reporting practices regarding diversity.

The Board continues to review and monitor the Group’s diversity profile with a view to setting meaningful targets for the advancement of diversity within the Group. The respective proportions of women and men on the Board, in senior executive positions, and across the whole Group are set out in table 1.

Table 1: Gender diversity statistics as at 31 December 2023

		Item	Men	Women
		Number of total employees	147	63
		Percentage of total employees	70%	30%
		Number of total Senior Executives*	2	1
		Percentage of Senior Executives	67%	33%
		Number of total Board members	5	1
		Percentage of Board members	83%	17%
		* “Senior Executives” are considered those individuals included as Key Management Personnel in the Annual Report.

Recommendations	Compliance with recommendations

Principle 1 – Lay solid foundations for management and oversight (continued)

1.5	Diversity and inclusion (continued)	Table 2: Objectives for the year ended 31 December 2023
		Targets	Objective	Progress
		At least 30% representation of each gender on the Board of Directors 50% of the total employee population are female 30% of managerial roles are female	Ensure diverse representation at each level of the organisation

Prior to the appointment of Mr S Vaidyanathan in September 2023, 33% of Directors were female.

Established and maintained a compensation framework to ensure an objective salary grade structure.

Continued to implement new HRIS to track diversity metrics.

		Top quartile engagement score on company-wide employee survey	Create a culture of inclusion and belonging

Progressed cadence of annual surveys to measure employee engagement across a broad range of issues.

Latest survey results show Diverse values are respected with close to 80% favourable responses across the divisions; and an average of 72% favourable responses across divisions for feeling a sense of belonging.

1.6	Board reviews

The Board undertakes an evaluation process each year to assess the performance of the Board and its Committees. The assessment is conducted by the Nominating and Corporate Governance Committee (with the assistance where necessary from external consultants, who utilise an anonymous survey to obtain Board and Management feedback on the performance of the Board and Committees). The most recent evaluation was completed in August 2023.

1.7	Management reviews

The Chair of the Board is responsible for evaluating the performance of the Senior Executives. At least annually, the Board formally evaluates the performance of the Senior Executives against their previously approved Key Performance Indicators, or KPIs. Performance reviews have been undertaken for the current reporting period.

Principle 2 – Structure the board to be effective and add value

2.1	Nominations committee

The Board has established a Nominating and Corporate Governance Committee, which is comprised of three Non-executive Directors (all of whom are independent) and is chaired by the Chairman of the Board, Admiral Robert Natter. The roles and responsibilities are set out in the Group’s Nominating and Corporate Governance Committee Charter.

2.2	Board skills matrix

The skills, knowledge and experience set out in the table below have been identified as those that are required for the Board to discharge its obligations effectively and to add value. The Board possesses broad coverage of these skills and attributes. Further details regarding the skills and experience of each Director are included in the Annual Report.

Skills Matrix

The skills and attributes were determined by what is considered important for the management of a publicly listed company and specific to the industry in which the Group operates. It is reviewed annually to ensure the identified skills and attributes address the Company's existing and emerging business and governance issues.

Recommendations	Compliance with recommendations

Principle 2 – Structure the board to be effective and add value

2.2	Board skills matrix (continued)	The following table sets out the experience and skills deemed necessary or desirable by the Board in the Group’s Directors and the extent to which they are represented on the Board.

		Competency	Representation of skills held by directors
		Strategy development and execution oversight Track record of developing and implementing a successful strategy and risk management.	6 Directors
		Going Global Senior executive or equivalent experience to enter into global markets/jurisdictions.	6 Directors
		R&D / Technology Experience in research and development and fielding technology.	4 Directors

Financial Acumen

Senior executive or equivalent experience in financial accounting and reporting, corporate finance, risk management, and internal financial controls, including an ability to probe the adequacies of financial and risk controls.

4 Directors
		Corporate Governance / other Board experience Strong corporate governance experience with an understanding of publicly listed company obligations.	4 Directors
		Capital Markets / Mergers and Acquisitions Experience in capital markets and/or experience in identifying, implementing or executing mergers and acquisitions.	5 Directors
		Stakeholder Relations Experience in using external communications to influence other business leaders, industry peak bodies, government, and financial market and investor stakeholders.	5 Directors
		Senior Executive Management Experience in evaluating performance of senior management and oversee strategic human capital planning. Experience in organisational change and management programs.	6 Directors

2.3	Disclose independence and length of service

The Group currently has a six-member Board, of whom four are independent Non-executive Directors. Together, the Directors have a broad range of experience, expertise, skills, qualifications, and contacts relevant to the Group and its business.

Details of their individual skills and experience are set out in the Annual Report and on the Group’s governance website.

Recommendations	Compliance with recommendations

Principle 2 – Structure the board to be effective and add value (continued)

Board composition
		Board	Audit & Risk Management Committee	Remuneration Committee	Nominating and Corporate Governance Committee
		Robert Natter (Appointed 14 July 2017) Independent non-executive Chairman	-	-	C
		Anthony Bellas (Appointed 11 August 2015) Independent non-executive Director	C	M	M
		Ron Edmonds (Appointed 27 October 2022) Independent non-executive Director	M	-	-
		Suresh Vaidyanathan (Appointed 20 October 2021) Non-executive Director	-	M	-
		Andrew Liveris (Appointed 1 July 2018) Non-executive Director	-	-	-
		Jean Oelwang (Appointed 2 March 2022) Independent Non-executive Director	-	C	M
		Robert Cooper (Ceased 5 April 2023) Independent Non-executive Director	M	C	-
		Dan Akerson (Ceased 20 December 2023) Independent Non-executive Director	-	M	M

C – Chairman, M – Member

2.4	Majority of Directors independent

In accordance with the Corporate Governance Charter, which is available on the Group’s governance website, a Director is considered independent if, among other things, the Director is independent of management and free of any business or other relationship that could materially interfere, or be perceived as interfering, with the exercise of an unfettered and independent judgment in relation to matters concerning the Group.

Four of the six current Board members were considered to be independent during the year ended 31 December 2023 and continue to be independent as at the date of this Corporate Governance Statement – Robert Natter, Anthony Bellas, Jean Oelwang, and Ron Edmonds. Robert Cooper was considered an independent Director from the beginning of the financial year until his resignation on 5 April 2023. Suresh Vaidyanathan, appointed 7 September 2023 to replace Zhanna Golodryga, represents a substantial shareholder and is therefore not considered independent. Andrew Liveris is the father of CFO Nick Liveris and is therefore not considered independent of management. Directors that are not considered independent are not present when matters regarding their personal interests in particular matters are resolved.

The decision as to whether a Director is independent is a decision made by the Board in accordance with guidelines set forth in the Charter.

Recommendations	Compliance with recommendations

Principle 2 – Structure the board to be effective and add value (continued)

2.5	Chair independent	The Chair of the Board, Admiral Robert Natter, is an independent Director. Further details regarding the Chair are set out in the Annual Report and also available on the Group’s website.

2.6	Induction and professional development

An induction process including appointment letters exists to promote early, active and effective involvement of new members of the Board.

Directors are encouraged to undertake continuing professional development activities each year and to join appropriate professional associations in order to continually develop and enhance their respective levels of industry knowledge, technical knowledge and other skills required to discharge their role effectively.

Principle 3 – Act ethically and responsibly

3.1	Values

The Company is committed to conducting all of its business activities fairly, honestly with a high level of integrity, and in compliance with all applicable laws, rules and regulations. The Board, management and employees are dedicated to high ethical standards and recognise and support the Company’s commitment to compliance with these standards.

The Company’s values are set out on its website.

3.2	Code of conduct

The Group has a Code of Conduct which applies to Directors, Senior Executives, employees, consultants and contractors, and sets out the fundamental principles of business conduct expected by the Group. The Code of Conduct, as it relates to Directors, is contained within the Charter and available on the Group’s governance website.

3.3	Whistleblower policy

The Board has adopted a Whistleblower Policy to ensure concerns regarding unacceptable conduct (including breaches of the Company’s Code of Conduct) or a state of affairs in relation to a Group company can be raised on a confidential basis, without fear of reprisal, dismissal or discriminatory treatment. The purpose of this policy is to promote responsible whistleblowing about issues where the interests of others, or of the organisation itself are at risk.

Under the Company’s Whistleblower Policy, the engagement by any Director, officer or employee, or certain other third persons who have business dealings with the Group, in conduct that constitutes “Reportable Conduct” under the Whistleblower Policy, is to be reported to the Chairman and/or the company secretary. This includes, but is not limited to, any material incidents reported under the Whistleblower Policy will be notified to the Audit and Risk Management Committee and, where appropriate, the Board. A copy of the Whistleblower Policy is available on the Company’s governance website.

3.4	Anti-bribery and corruption policy

The Board has adopted an anti-bribery and anti-corruption policy for the purpose of setting out the responsibilities in observing and upholding the Company’s position on bribery and corruption, reinforce the Company’s values and to provide information and guidance to those working for the Company on how to recognise and deal with bribery and corruption issues.

Recommendations		Compliance with recommendations
Principle 4 – Safeguard the integrity of corporate reports

4.1	Audit committee

The Group has established an Audit and Risk Management Committee, which is currently comprised of three Non-executive Directors (all of whom are independent) and is chaired by Non-executive Director Anthony Bellas. Non-executive Director Jean Oelwang was appointed to the Audit-and Risk Management Committee to fill the vacancy created by the retirement of former Director and committee member Dan Akerson.

Further details about the membership of the Audit and Risk Management Committee, including the names and qualifications of its members, are detailed in the Annual Report.

The Audit and Risk Management Committee Charter is available on the Group’s website, along with information on its members. The number of meetings held by the Committee and the Directors’ attendance at meetings are disclosed each year in the Group’s Annual Report.

4.2	CEO and CFO certification of financial statements

The Chief Executive Officer and Chief Financial Officer provide a statement to the Board and the Audit and Risk Management Committee in advance of seeking approval of any financial report to the effect that the Company’s risk management and internal compliance and control systems are operating efficiently and effectively in all material respects. In accordance with the above, the Board has received a written assurance that the declaration provided under section 295A of the Corporations Act is based on a sound system of internal control and risk management, which is operating effectively in all respects in relation to material business risks and financial reporting.

4.3	Integrity of financial reports

When preparing reports for release to the market, including the quarterly activity and cash flow reports, these reports shall be prepared by management and reviewed by the Board. Such reports shall not be released to the market without this review and approval process.

Principle 5 – Make timely and balanced disclosure
5.1	Disclosure policy

The Group has adopted a Continuous Disclosure Policy, which sets out the processes and practices to ensure compliance with the continuous disclosure requirements imposed by the ASX Listing Rules, the Nasdaq Stock Market Rules, the rules of the U.S. Securities and Exchange Commission (the "SEC") as well as relevant securities and corporations legislation including the Corporations Act. A copy of the policy is available on the Group’s governance website. Under the policy, and in accordance with our obligations, any information that a reasonable person would expect to have a material effect on the price of value of the Company's securities must immediately be notified to the ASX and filed with the SEC unless an exception applies.

5.2	Material market announcements	Under the Company’s Continuous Disclosure Policy, all members of the Board receive material market announcements prior to being released.
5.3	Investor presentations

Under the Company’s Continuous Disclosure Policy, all substantive investor or analyst presentations will be released on the ASX Market Announcements Platform ahead of such presentations. The Company acknowledges this applies regardless of whether the presentation contains material new information required to be disclosed under ASX Listing Rule 3.1.

Recommendations		Compliance with recommendations
Principle 6 – Respect the rights of security holders
6.1	Publicly available information accessible on website

The Group’s website contains extensive information on the Group, its history and business activities and information relevant to investors.

Investors may access copies of ASX announcements, notices of meeting, investor presentations and annual reports, as well as general information about the Group, on the Group’s website.

6.2	Investor relations programs

Through its shareholder communications, the Group aims to provide information that will enable existing and potential shareholders and financial analysts to make informed decisions about the Group’s value.

The Group conducts regular market briefings including interim and full year results presentations, and investor roadshows, and also attends industry conferences in order to facilitate communication with investors and other stakeholders. All presentation material is provided to the ASX prior to these events and subsequently uploaded to the Group’s website to ensure that all shareholders have timely access to information. The Group’s website also provides important information regarding compliance and corporate governance. The Group aims to ensure that all shareholders are well informed about major developments affecting the Group through its ongoing commitment to continuous disclosure obligations.

6.3	Facilitate participation at meetings of security holders

Shareholders are encouraged to attend the Group’s Annual General Meeting and to ask questions of Directors. The notice of meeting includes a process to enable shareholders to submit questions to the Board and the Group’s auditor prior to the meeting.

6.4	Resolutions by poll	All resolutions of security holder meetings will be decided by poll rather than a show of hands.
6.5	Facilitate electronic communication	The Group provides its investors the option to receive communications from, and send communications to, the Group and the share registry electronically.
Principle 7 - Recognise and manage risk
7.1	Risk committee

The Group has established an Audit and Risk Management Committee, which is comprised of three Non-executive Directors (all of whom are independent) and is chaired by Non-executive Director Anthony Bellas. Further details about the membership of the Audit and Risk Management Committee, including the names and qualifications of its members, are detailed in the Annual Report.

7.2	Annual risk review

The Board is responsible for the oversight and management of risk, including the identification of material business risks on an ongoing basis.

A review of material business risks has been conducted in the current period, which concluded that controls over risk management processes were adequate and effective. The risk management framework is reviewed periodically to ensure it continues to be adequate and that the Group is operating with consideration of the risk appetite set by the Board.

7.3	Internal audit

The Group has established an internal audit function that is fully outsourced to Protiviti. Protiviti attends all Audit and Risk Management Committee meetings and is directly available to advise all members of that Committee, independent of management. Audit plans are approved by the Audit and Risk Management Committee.

7.4	Environmental and social risks	The Directors advise that the Group has no material exposure to environmental or social sustainability risks.

Recommendations		Compliance with recommendations
Principle 8 - Remunerate fairly and responsibly
8.1	Remuneration committee

The Board has established a separate Remuneration Committee, which is comprised of four directors (three of whom are independent) and is chaired by Independent Non-executive Director Jena Oelwang.

The Charter governing the conduct of the Remuneration Committee is available on the Group’s website.

Details of membership of the Remuneration Committee, including the names and qualifications of Committee members, are set out in the Annual Report.

The number of meetings held and attended by each member of the Remuneration Committee during the financial year are detailed in the Annual Report.

8.2	Disclosure of Executive and Non-Executive Director remuneration policy

The Group seeks to attract and retain high performing Directors and Executives with appropriate skills, qualifications and experience to add value to the Group and fulfil the roles and responsibilities required. Further details of the Group’s remuneration methodologies are set out in the Annual Report.

Non-Executive Directors are paid fixed fees for their services in accordance with the Group’s Constitution. Fees paid to non-executive directors are set out in the Remuneration Report within the Annual Report. Other than statutory superannuation, no other retirement benefits schemes are in place with respect to Non-Executive Directors.

The Group provides long term incentives to Directors through the Share Option and Performance Rights Plans. The Plans are designed to focus executives on delivering long-term shareholder returns. Under the Plans, participants will be able to exercise their options/performance rights subject to vesting conditions being satisfied.

Participation of Directors in the Plans is at the Board’s absolute discretion and no individual has a contractual right to participate in the Plans.

Further details regarding remuneration and share retention policies and the remuneration of Executive and Non-Executive Directors, are set in the Annual Report.

8.3	Policy on hedging equity incentive schemes

Details of the Group’s Employee Share Option Plan and Performance Rights Plan are set out in the Remuneration Report which can be found in the Annual Report.

Both the Group’s Employee Share Option Plan and Performance Rights Plan prohibits transactions which conflict with the Group’s Securities Trading Policy (which prohibits Directors and executives from entering into margin lending arrangements or short-term dealings in relation to company securities). A copy of the Securities Trading Policy is available on the Group’s website.

Rules 4.7.3 and 4.10.3

Appendix 4G

Key to Disclosures
Corporate Governance Council Principles and Recommendations

Name of entity
NOVONIX LIMITED

ABN/ARBN	Financial year ended:
54 157 690 830	31 DECEMBER 2023

Our corporate governance statement1 for the period above can be found at:2

☐	These pages of our annual report:
☒	This URL on our website:	https://ir.novonixgroup.com/corporate-governance/documents-charters

The Corporate Governance Statement is accurate and up to date as at 28 February 2024 and has been approved by the board.

The annexure includes a key to where our corporate governance disclosures can be located.3

Date: 28 February 2024
Name of authorised officer authorising lodgement:	Suzanne Yeates (Company Secretary)

1 “Corporate governance statement” is defined in Listing Rule 19.12 to mean the statement referred to in Listing Rule 4.10.3 which discloses the extent to which an entity has followed the recommendations set by the ASX Corporate Governance Council during a particular reporting period.

Listing Rule 4.10.3 requires an entity that is included in the official list as an ASX Listing to include in its annual report either a corporate governance statement that meets the requirements of that rule or the URL of the page on its website where such a statement is located. The corporate governance statement must disclose the extent to which the entity has followed the recommendations set by the ASX Corporate Governance Council during the reporting period. If the entity has not followed a recommendation for any part of the reporting period, its corporate governance statement must separately identify that recommendation and the period during which it was not followed and state its reasons for not following the recommendation and what (if any) alternative governance practices it adopted in lieu of the recommendation during that period.

Under Listing Rule 4.7.4, if an entity chooses to include its corporate governance statement on its website rather than in its annual report, it must lodge a copy of the corporate governance statement with ASX at the same time as it lodges its annual report with ASX. The corporate governance statement must be current as at the effective date specified in that statement for the purposes of Listing Rule 4.10.3.

Under Listing Rule 4.7.3, an entity must also lodge with ASX a completed Appendix 4G at the same time as it lodges its annual report with ASX. The Appendix 4G serves a dual purpose. It acts as a key designed to assist readers to locate the governance disclosures made by a listed entity under Listing Rule 4.10.3 and under the ASX Corporate Governance Council’s recommendations. It also acts as a verification tool for listed entities to confirm that they have met the disclosure requirements of Listing Rule 4.10.3.

The Appendix 4G is not a substitute for, and is not to be confused with, the entity's corporate governance statement. They serve different purposes and an entity must produce each of them separately.

2 Tick whichever option is correct and then complete the page number(s) of the annual report, or the URL of the web page, where your corporate governance statement can be found. You can, if you wish, delete the option which is not applicable.

3 Throughout this form, where you are given two or more options to select, you can, if you wish, delete any option which is not applicable and just retain the option that is applicable. If you select an option that includes “OR” at the end of the selection and you delete the other options, you can also, if you wish, delete the “OR” at the end of the selection.

See notes 4 and 5 below for further instructions on how to complete this form.

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 1

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

ANNEXURE – KEY TO CORPORATE GOVERNANCE DISCLOSURES

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
Principle 1 – Lay solid foundations for management and oversight
1.1

A listed entity should have and disclose a board charter setting out:

(a) the respective roles and responsibilities of its board and management; and

(b) those matters expressly reserved to the board and those delegated to management.

		☒ and we have disclosed a copy of our board charter at: https://ir.novonixgroup.com/corporate-governance/documents-charters	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.2

A listed entity should:

(a) undertake appropriate checks before appointing a director or senior executive or putting someone forward for election as a director; and

(b) provide security holders with all material information in its possession relevant to a decision on whether or not to elect or re-elect a director.

		☒	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.3	A listed entity should have a written agreement with each director and senior executive setting out the terms of their appointment.	☒	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.4	The company secretary of a listed entity should be accountable directly to the board, through the chair, on all matters to do with the proper functioning of the board.	☒	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

[4] Tick the box in this column only if you have followed the relevant recommendation in full for the whole of the period above. Where the recommendation has a disclosure obligation attached, you must insert the location where that disclosure has been made, where indicated by the line with “insert location” underneath. If the disclosure in question has been made in your corporate governance statement, you need only insert “our corporate governance statement”. If the disclosure has been made in your annual report, you should insert the page number(s) of your annual report (eg “pages 10-12 of our annual report”). If the disclosure has been made on your website, you should insert the URL of the web page where the disclosure has been made or can be accessed (eg “www.entityname.com.au/corporate governance/charters/”).

5 If you have followed all of the Council’s recommendations in full for the whole of the period above, you can, if you wish, delete this column from the form and re-format it.

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 2

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation	Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
1.5

A listed entity should:

(a) have and disclose a diversity policy;

(b) through its board or a committee of the board set measurable objectives for achieving gender diversity in the composition of its board, senior executives and workforce generally; and

(c) disclose in relation to each reporting period:

(1) the measurable objectives set for that period to achieve gender diversity;

(2) the entity’s progress towards achieving those objectives; and

(3) either:

(A) the respective proportions of men and women on the board, in senior executive positions and across the whole workforce (including how the entity has defined “senior executive” for these purposes); or

(B) if the entity is a “relevant employer” under the Workplace Gender Equality Act, the entity’s most recent “Gender Equality Indicators”, as defined in and published under that Act.

If the entity was in the S&P / ASX 300 Index at the commencement of the reporting period, the measurable objective for achieving gender diversity in the composition of its board should be to have not less than 30% of its directors of each gender within a specified period.

☒

and we have disclosed a copy of our diversity policy in our Corporate Governance Charter available at:

https://ir.novonixgroup.com/corporate-governance/documents-charters and we have disclosed the information referred to in paragraph (c) at 1.5 in our Corporate Governance Statement.

☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 3

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation	Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
1.6

A listed entity should:

(a) have and disclose a process for periodically evaluating the performance of the board, its committees and individual directors; and

(b) disclose for each reporting period whether a performance evaluation has been undertaken in accordance with that process during or in respect of that period.

☒

and we have disclosed the evaluation process referred to in paragraph (a) at 1.6 in our Corporate Governance Statement which can be found at:

https://ir.novonixgroup.com/corporate-governance/documents-charters and whether a performance evaluation was undertaken for the reporting period in accordance with that process at 1.6 in our Corporate Governance Statement.

☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.7

A listed entity should:

(a) have and disclose a process for evaluating the performance of its senior executives at least once every reporting period; and

(b) disclose for each reporting period whether a performance evaluation has been undertaken in accordance with that process during or in respect of that period.

☒

and we have disclosed the evaluation process referred to in paragraph (a) at 1.7 in our Corporate Governance Statement which can be found at:

https://ir.novonixgroup.com/corporate-governance/documents-charters and whether a performance evaluation was undertaken for the reporting period in accordance with that process at 1.7 in our Corporate Governance Statement.

☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 4

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
Principle 2 - Structure the board to BE EFFECTIVE AND add value
2.1

The board of a listed entity should:

(a) have a nomination committee which:

(1) has at least three members, a majority of whom are independent directors; and

(2) is chaired by an independent director,

and disclose:

(3) the charter of the committee;

(4) the members of the committee; and

(5) as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b) if it does not have a nomination committee, disclose that fact and the processes it employs to address board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively.

☒

and we have disclosed a copy of the charter of the committee at:

https://ir.novonixgroup.com/corporate-governance/documents-charters and the information referred to in paragraphs (4) and (5) in our Annual Report for the year ended 31 December 2023.

☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
2.2	A listed entity should have and disclose a board skills matrix setting out the mix of skills that the board currently has or is looking to achieve in its membership.	☒ and we have disclosed our board skills matrix at 2.2 in our Corporate Governance Statement.	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
2.3

A listed entity should disclose:

(a) the names of the directors considered by the board to be independent directors;

(b) if a director has an interest, position, affiliation or relationship of the type described in Box 2.3 but the board is of the opinion that it does not compromise the independence of the director, the nature of the interest, position or relationship in question and an explanation of why the board is of that opinion; and

(c) the length of service of each director.

☒

and we have disclosed the names of the directors considered by the board to be independent directors at 2.4 in our Corporate Governance Statement.

and the length of service of each director in our Annual Report for the year ended 31 December 2023.

☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 5

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
2.4	A majority of the board of a listed entity should be independent directors.	☒	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
2.5	The chair of the board of a listed entity should be an independent director and, in particular, should not be the same person as the CEO of the entity.	☒	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
2.6

A listed entity should have a program for inducting new directors and for periodically reviewing whether there is a need for existing directors to undertake professional development to maintain the skills and knowledge needed to perform their role as directors effectively.

		☒	☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
Principle 3 – INSTIL A CULTURE of acting lawfully, ethically and responsibly
3.1	A listed entity should articulate and disclose its values.	☒ and we have disclosed our values at: http://www.novonixgroup.com	☐ set out in our Corporate Governance Statement
3.2

A listed entity should:

(a) have and disclose a code of conduct for its directors, senior executives and employees; and

(b) ensure that the board or a committee of the board is informed of any material breaches of that code.

		☒ and we have disclosed our code of conduct in our Corporate Governance Charter at: https://ir.novonixgroup.com/corporate-governance/documents-charters	☐ set out in our Corporate Governance Statement
3.3	A listed entity should: (a) have and disclose a whistleblower policy; and (b) ensure that the board or a committee of the board is informed of any material incidents reported under that policy.	☒ and we have disclosed our whistleblower policy at: https://ir.novonixgroup.com/corporate-governance/documents-charters	☐ set out in our Corporate Governance Statement
3.4	A listed entity should: (a) have and disclose an anti-bribery and corruption policy; and (b) ensure that the board or committee of the board is informed of any material breaches of that policy.	☒ and we have disclosed our anti-bribery and corruption policy at: https://ir.novonixgroup.com/corporate-governance/documents-charters	☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 6

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
Principle 4 – safeguard the integrity of corporate reports
4.1

The board of a listed entity should:

(a) have an audit committee which:

(1) has at least three members, all of whom are non-executive directors and a majority of whom are independent directors; and

(2) is chaired by an independent director, who is not the chair of the board,

and disclose:

(3) the charter of the committee;

(4) the relevant qualifications and experience of the members of the committee; and

(5) in relation to each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b) if it does not have an audit committee, disclose that fact and the processes it employs that independently verify and safeguard the integrity of its corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner.

☒

and we have disclosed a copy of the charter of the committee at:

https://ir.novonixgroup.com/corporate-governance/documents-charters and the information referred to in paragraphs (4) and (5) in our Annual Report for the year ended 31 December 2023.

☐ set out in our Corporate Governance Statement
4.2

The board of a listed entity should, before it approves the entity’s financial statements for a financial period, receive from its CEO and CFO a declaration that, in their opinion, the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

		☒	☐ set out in our Corporate Governance Statement
4.3	A listed entity should disclose its process to verify the integrity of any periodic corporate report it releases to the market that is not audited or reviewed by an external auditor.	☒	☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 7

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
Principle 5 – Make timely and balanced disclosure
5.1	A listed entity should have and disclose a written policy for complying with its continuous disclosure obligations under listing rule 3.1.	☒ and we have disclosed our continuous disclosure compliance policy at: https://ir.novonixgroup.com/corporate-governance/documents-charters	☐ set out in our Corporate Governance Statement
5.2	A listed entity should ensure that its board receives copies of all material market announcements promptly after they have been made.	☒	☐ set out in our Corporate Governance Statement
5.3

A listed entity that gives a new and substantive investor or analyst presentation should release a copy of the presentation materials on the ASX Market Announcements Platform ahead of the presentation.

		☒	☐ set out in our Corporate Governance Statement
Principle 6 – Respect the rights of sECURITY holders
6.1	A listed entity should provide information about itself and its governance to investors via its website.	☒ and we have disclosed information about us and our governance on our website at: https://ir.novonixgroup.com/corporate-governance/documents-charters	☐ set out in our Corporate Governance Statement
6.2	A listed entity should have an investor relations program that facilitates effective two-way communication with investors.	☒	☐ set out in our Corporate Governance Statement
6.3	A listed entity should disclose how it facilitates and encourages participation at meetings of security holders.	☒ and we have disclosed how we facilitate and encourage participation at meetings of security holders at 6.3 in our Corporate Governance Statement.	☐ set out in our Corporate Governance Statement
6.4	A listed entity should ensure that all substantive resolutions at a meeting of security holders are decided by a poll rather than by a show of hands.	☒	☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 8

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
6.5	A listed entity should give security holders the option to receive communications from, and send communications to, the entity and its security registry electronically.	☒	☐ set out in our Corporate Governance Statement
Principle 7 – RECOGNISE AND MANAGE RISK
7.1

The board of a listed entity should:

(a) have a committee or committees to oversee risk, each of which:

(1) has at least three members, a majority of whom are independent directors; and

(2) is chaired by an independent director,

and disclose:

(3) the charter of the committee;

(4) the members of the committee; and

(5) as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b) if it does not have a risk committee or committees that satisfy (a) above, disclose that fact and the processes it employs for overseeing the entity’s risk management framework.

☒

and we have disclosed a copy of the charter of the committee at:

https://ir.novonixgroup.com/corporate-governance/documents-charters and the information referred to in paragraphs (4) and (5) in our Annual Report for the year ended 31 December 2023.

☐ set out in our Corporate Governance Statement
7.2

The board or a committee of the board should:

(a) review the entity’s risk management framework at least annually to satisfy itself that it continues to be sound and that the entity is operating with due regard to the risk appetite set by the board; and

(b) disclose, in relation to each reporting period, whether such a review has taken place.

		☒ and we have disclosed whether a review of the entity’s risk management framework was undertaken during the reporting period at 7.2 in our Corporate Governance Statement.	☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 9

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
7.3

A listed entity should disclose:

(a) if it has an internal audit function, how the function is structured and what role it performs; or

(b) if it does not have an internal audit function, that fact and the processes it employs for evaluating and continually improving the effectiveness of its governance, risk management and internal control processes.

		☒ and we have disclosed how our internal audit function is structured and what role it performs at 7.3 in our Corporate Governance Statement.	☐ set out in our Corporate Governance Statement
7.4	A listed entity should disclose whether it has any material exposure to environmental or social risks and, if it does, how it manages or intends to manage those risks.	☒ and we have disclosed whether we have any material exposure to environmental and social risks at 7.4 in our Corporate Governance Statement.	☐ set out in our Corporate Governance Statement

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 10

Appendix 4G

Key to Disclosures Corporate Governance Council Principles and Recommendations

Corporate Governance Council recommendation		Where a box below is ticked,[4] we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement:	Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:[5]
Principle 8 – REMUNERATE FAIRLY AND RESPONSIBLY
8.1

The board of a listed entity should:

(a) have a remuneration committee which:

(1) has at least three members, a majority of whom are independent directors; and

(2) is chaired by an independent director,

and disclose:

(3) the charter of the committee;

(4) the members of the committee; and

(5) as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b) if it does not have a remuneration committee, disclose that fact and the processes it employs for setting the level and composition of remuneration for directors and senior executives and ensuring that such remuneration is appropriate and not excessive.

☒

and we have disclosed a copy of the charter of the committee at:

https://ir.novonixgroup.com/corporate-governance/documents-charters and the information referred to in paragraphs (4) and (5) in our Annual Report for the year ended 31 December 2023.

☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
8.2	A listed entity should separately disclose its policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives.

☒

and we have disclosed separately our remuneration policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives in our Annual report for the year ended 31 December 2023 and at 8.2 of our Corporate Governance Statement.

☐ set out in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
8.3

A listed entity which has an equity-based remuneration scheme should:

(a) have a policy on whether participants are permitted to enter into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme; and

(b) disclose that policy or a summary of it.

☒ and we have disclosed our policy on this issue or a summary of it at: https://ir.novonixgroup.com/corporate-governance/documents-charters

☐ set out in our Corporate Governance Statement OR

☐ we do not have an equity-based remuneration scheme and this recommendation is therefore not applicable OR

☐ we are an externally managed entity and this recommendation is therefore not applicable

ASX Listing Rules Appendix 4G (current at 17/7/2020)	Page 11